6/27


05009281

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME 

*CURRENT ADDRESS

**FORMER NAME

PROCESSED JUN 29 2005 THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3341 FISCAL YEAR 12-31-04

• *Complete for initial submissions only* ** *Please note name and address changes*

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OICF/BY: dlw

DAT : 6/27/05


REDBUS

INTERHOUSE plc

Annual report and accounts 2004

Redbus Interhouse has established itself as one of the leading providers of advanced carrier independent colocation facilities in Europe with seven fully built-out operational facilities.

LONDON I



LONDON II



LONDON III



AMSTERDAM





FRANKFURT



PARIS



MILAN



Contents

Highlights

- Turnover of £16.0 million, an increase of 17%
- 61% improvement in EBITDA loss* to £1.1 million
- EBITDA* positive achieved for the first time in December 2004
- 23% improvement in the loss for the financial year to £8.1 million
- Year end annual recurring revenue order book increased by 29% to £16.7 million
- Year end cash of £3.4 million boosted following the £3.4 million share placing completed in March 2005
- Further significant progress expected in 2005

* before exceptional items and Nashville expenses

Orderbook (£000)



20,000
15,000
10,000
5,000
0
8,900
11,600
12,900
16,700
2001
2002
2003
2004

Over the last three years the orderbook has grown by 88% or by 23% per annum compound



During 2004, excellent progress was made in developing the Group's operations within the framework of both its overall strategy and against the objectives set for the year. I am pleased to report a significant improvement in the results for 2004 compared with the previous year. Turnover and EBITDA* were ahead of budget and a particularly satisfying milestone was achieved in December when, for the first time, Redbus achieved a monthly EBITDA profit*. I am also pleased to report the settlement of the Luxembourg litigation and the completion of two successful fund raisings. The Group is now strongly financed and well positioned for a significant further improvement in financial performance during 2005.

Results

Following the encouraging results for the first six months, significant progress was made in the second half year despite market conditions remaining very competitive. Turnover for the year increased by 17% to £16.0 million (2003: £13.7 million) and the EBITDA loss* improved by 61% to £1.1 million (2003: loss of £2.8 million). This better performance was primarily due to growth in recurring revenues, arising from a 29% increase in the annual recurring income order book to £16.7 million (2003: £12.9 million), together with continuing firm control over the cost base.

Prior to exceptional items and Nashville expenses there was an adjusted loss before taxation of £6.3 million (2003: £8.9 million), representing an improvement of 29% and after exceptional items totalling £1.6 million (2003: £1.5 million) and Nashville expenses of £0.2 million (2003: £0.1 million), the loss before tax amounted to £8.1 million (2003: £10.5 million), representing an improvement of 23%.

At the year end, cash stood at £3.4 million, which does not include the cash deposits made in support of bank guarantees for property lease obligations, and there were no borrowings. Following completion of the share placing in March 2005, £3.4 million of additional cash became available.

Operations

Market conditions remained challenging during the year notwithstanding some improvement over 2003. Whilst there were some variations between the territories served by the Group, vacancy levels in the industry generally fell modestly, although they still remain high. As a consequence, pricing continued to be very competitive and at levels that, in the long term, are not sustainable. Despite this, significant success was achieved in winning new orders leading to, as noted above, the annual recurring income order book increasing by 29% to £16.7 million. Net orders won increased to £3.8 million (2003: £3.4 million).

The success in increasing annual recurring revenues was due to several factors. The underlying driver remains the continuing growth in internet traffic, which in turn has led to greater demand for colocation space and that provides visibility for future growth. More specifically, the potential customer base continues to be effectively targeted by our sales team and it is encouraging that a significant proportion of new business is derived from expansion of space requirements by existing customers. Our superior service levels and the high quality of the Group's infrastructure are providing a significant competitive advantage and were important factors in the renewal of the AOL contract in London for a further 3 years against stiff competition. Later in 2005, discussions will commence for the renewal of the AOL Frankfurt contract effective in the second quarter of 2006. During the year, the second phase of the project to upgrade capacity at the London I facility commenced and has now been substantially completed. The range of additional and value added services has been further developed to support customer needs. The Group's customer base of over 1,000 customer contracts is broad and extends from major multinational corporations occupying large areas to small companies requiring only one rack. Customer wins since the beginning of 2004 included Clifford Chance, Google, Akamai, Hewlett Packard, Vodafone, KPN, NCsoft and Rackspace.

Our principal objective remains focused on the sales fill-out of vacant space and, at year end, based on existing pricing levels, the Group's annual recurring revenues of £16.7 million amounted to approximately half of potential recurring revenues. Accordingly, as vacant space is utilised, with the prospect of price increases as supply and demand move more closely into line over the medium term, and with a large element of the cost base fixed, there is opportunity to generate substantial future additional recurring revenues leading to significant profitability.

* before exceptional items and Nashville expenses

Funding

In January 2004, the underwritten open offer announced in late 2003 was completed raising additional funds of £4.3 million net of expenses. In early 2005, a placing to raise a further £3.4 million net of expenses was announced and was completed in March 2005. As a result of these fund raisings the Group now has a strong cash position and no debt.

Efforts are continuing to sell the Nashville property. The property is essentially a development site and, given its location, its sale is likely to depend on securing a purchaser with a viable project. Accordingly, the timing of disposal is uncertain, but when achieved the sale is expected to realise more than the property's year end net book value of £1.4 million.

As announced in November 2004, the litigation brought by the landlord of the Group's former Luxembourg facility was settled for a payment in cash of €2.0 million (£1.4 million) compared to an initial claim of €9.4m plus additional monthly charges. This settlement, together with expenses of £0.2 million, gave rise to an exceptional expense of £1.6 million. It is pleasing that this litigation has now been finally settled and that the Group can focus on building its business without this distraction.

Staff

The last year again saw challenging conditions, but significant progress was achieved and in no small measure this was due to the focus and determination shown by the Group's staff. On behalf of the Board I would like to thank them for their contribution and continued hard work.

Outlook

Following the progress achieved during 2004, the Board expects further significant improvements in turnover, EBITDA and cash flow during 2005 as vacant datafloor area is utilised and as the high operational leverage of the business model favourably impacts operating results. The Board looks forward to a successful 2005 and continues to be confident of the Group's prospects.

Michael Tobin
Chief Executive Officer

Turnover (£000)


20,000
15,000
10,000
5,000
0
9,311
11,545
13,741
16,016
2001
2002
2003
2004

Turnover has grown over the last three years by 72% or by 20% per annum compound



Operating results
Turnover increased by £2.3 million to £16.0 million (2003: £13.7 million). The EBITDA loss* improved by £1.7 million to £1.1 million (2003: £2.8 million). This improvement was due to increased turnover of £2.3 million while costs increased by just £0.6 million. All subsidiaries improved their contribution.

Exceptional items amounted to £1.6 million (2003: £1.5 million). This figure comprised the costs of the Luxembourg litigation of £1.6 million (settlement of £1.4 million plus expenses of £0.2 million), with provisions for onerous property leases and for redundancy costs being offset by a profit on disposal of a subsidiary company. The loss both before and after taxation amounted to £8.1 million (2003: £10.5 million) as there was no charge for taxation during the year (2003: £nil). The basic and diluted loss per share was 3.5 pence (2003: loss of 6.9 pence) and the adjusted loss per share, which has been calculated prior to exceptional items and Nashville expenses, was 2.7 pence (2003: loss of 5.9 pence).

Shareholders' funds
Shareholders' funds of £15.4 million (2003: £19.3 million) were £3.9 million lower due the loss after taxation of £8.1 million and adverse currency translation differences of £0.2 million offset by receipts from the issue of new ordinary shares of £4.4 million relating to the net proceeds of the open offer completed in January 2004.

Cash flow
At the year end, cash stood at £3.4 million, which excludes cash deposits made in support of bank guarantees for property lease obligations. These cash deposits of £3.8 million (2003: £3.8 million) are shown within debtors falling due after more than one year. There were no borrowings at year end. In March 2005, additional cash of £3.4 million became available following the completion of a placing of new ordinary shares.

Net cash outflow from operating activities was £1.0 million (2003: outflow of £3.7 million). However, excluding the cash costs incurred in respect of exceptional items of £1.2 million, there was a net cash inflow from operating activities of £0.2 million. Capital expenditure increased by £2.0 million to £2.9 million (2003: £0.9 million), of which the largest contributor was the project to upgrade the London I facility. The proceeds from the disposal of a subsidiary amounted to £0.1 million (2003: £nil). Net interest income was £0.2 million (2003: £0.2 million). After receipts from the issue of ordinary shares of £4.4 million, cash increased by £0.8 million during the year.

Cost base
As already noted, costs charged in arriving at EBITDA* increased by £0.6 million or by 3.6%. Of this increase the largest contributor was energy costs, which accounted for approximately half of the increase. Average numbers of employees rose slightly from 114 to 116. Firm cost control will continue to ensure that an efficient cost base is maintained, although higher energy prices will feature in 2005. The level of capital expenditure is expected to fall significantly in 2005 due to the absence of large scale projects.

Derivatives and other financial instruments
The Group's financial instruments comprise cash, cash deposits and short term debtors and creditors that arise as a result of normal operations. The Company does not enter into derivative transactions and does not trade in financial instruments. As the Group has cash and no borrowings the interest rate risk and liquidity risk are not significant. Surplus cash is placed on deposit or in the money market to earn interest income. The Company's reporting currency is in sterling and, as a large part of the Group's operations are located in continental Europe and it continues to own property in the United States of America, there are foreign exchange risks arising from the potential changes in the rate of exchange between sterling and the euro and the US dollar. Firstly, there is exposure to translation losses arising on consolidation of the European and USA operations. Secondly, there is the risk of exchange losses in the Company's accounts primarily in relation to euro denominated cash balances and euro denominated intercompany loans with subsidiaries. Thirdly, there is the risk of exchange losses in the certain subsidiaries' accounts in relation to sterling denominated intercompany loans with the Company. The Group's policy is not to hedge against foreign currency exposure.

* before exceptional items and Nashville expenses

International Financial Reporting Standards
Following the decision of the London Stock Exchange not to require companies quoted on AIM to adopt international accounting standards until financial years commencing on or after 1 January 2007, the Company does not intend to adopt international accounting standards with effect from 1 January 2005. A decision will be made in due course whether to adopt with effect from 1 January 2006.

Funding
In January 2004, the underwritten open offer announced in December 2003 was completed raising additional funds of £4.3 million net of expenses. In February 2005 a share placing to raise a further £3.4 million net of expenses was announced and was completed in March 2005. As a result of these fund raisings the Group now has a strong cash position and no debt.

Efforts are continuing to sell the Nashville property. The property is essentially a development site and, given its location, its sale is likely to depend on securing a purchaser with a viable project. Accordingly, the timing of disposal is uncertain, but when achieved the sale is expected to realise more than the property's year end net book value of £1.4 million.

Litigation
As announced in November 2004, the litigation brought by the landlord of the Group's former Luxembourg facility was settled for a payment in cash of €2.0 million (£1.4 million). Of this amount, €1.2 million (£0.8 million) was paid during the year and the balance of €0.8 million was paid during January 2005.

Carl Fry
Finance Director

EBITDA loss* (£000)



0
(5,000)
(10,000)
(15,000)
2001
2002
2003
2004
(7,576)
(10,339)
(2,825)
(1,074)

After reaching a peak loss of £10.3 million in 2002, the EBITDA loss* has fallen over the last two years by 90% to £1.1 million

* before exceptional items and Nashville expenses

Directors' report

The directors have pleasure in submitting their report together with the audited accounts for the year ended 31 December 2004.

Principal activities
The principal activity of the Group is the provision of carrier independent colocation services.

The subsidiaries principally affecting the loss and net assets of the Group in the year are listed in note 11 to the accounts.

Review of business
A review of the business is set out in the Chief Executive's Report and the Financial Review on pages 2 to 5.

Results and dividends
The results for the year are set out in the Group profit and loss account. The loss for the financial year amounted to £8,104,000 (2003 – loss £10,565,000). The directors are not recommending the payment of a dividend (2003 – £nil).

Substantial interests
At the date of this report, the Company had been notified of the following substantial interests in the shares of the Company:

	No. of shares	%
Butterfield Trust (Bermuda) Ltd [1]	59,906,210	23.38
Sputnik Group Limited [2]	59,631,082	23.27
UK2 Group Limited [3]	47,068,418	18.37
John Porter [4]	11,346,518	4.43
Garboldi Investment Limited [2]	9,390,000	3.66

[1] Oliver Grace has an interest in 59,206,210 of these shares through several trusts under which he is a beneficiary.

[2] Garboldi Investment Limited and Sputnik Group Limited have notified the Company that they are acting in concert for the purpose of the City Code.

[3] Bo Bendtsen has an interest in these shares through a trust under which he is a beneficiary.

[4] Of this total shareholding, 5,494,000 shares are owned by Telos Environmental Services Limited, 2,625,000 shares are owned by Toxford Corporation SA, and 752,518 shares are owned by i-Spire Corporation Limited, being companies which the Company has been notified are controlled by John Porter.

Directors
The directors who held office during the year were as follows:

Oliver Grace (Chairman)
Michael Tobin (Chief Executive Officer)
Carl Fry (Finance Director)
Bo Bendtsen
Sergei Riabtsov

In accordance with the articles of association, Michael Tobin retires by rotation at the forthcoming annual general meeting and, being eligible, is being proposed for re-appointment. The directors' biographies are included on page 29.

Directors' interests

The directors' interests, which are all beneficial, in the share capital of the Company are set out below:

	18 April 2005	**31 December 2004**	1 January 2004
Oliver Grace [1]	**59,291,537**	**59,291,537**	35,686,664
Bo Bendtsen [2]	**47,153,745**	**35,460,592**	18,350,000
Sergei Riabtsov	**85,327**	**85,327**	–
Carl Fry	–	–	–
Michael Tobin	–	–	–

Notes

[1] Oliver Grace's interest in 59,206,210 (1 January 2004 – 35,686,664) of these shares, which are held by Butterfield Trust (Bermuda) Ltd, is through several trusts, under which he is a beneficiary.

[2] Bo Bendtsen's interest in 47,068,418 (1 January 2004 – 18,350,000) of these shares, which are held by UK2 Group Limited, is through a trust, under which he is a beneficiary.

Details of the options held by the directors were as follows:

			Options Outstanding at 31 December 2004		Options Outstanding at 31 December 2003		
Directors:	Date of Grant	Note	**Option Price (pence)**	**Number**	Option Price (pence)	Number	Expiry Date
Michael Tobin	6 September 2002	(a)	**3.75**	**3,199,421**	4.00	3,000,000	6 September 2012
	25 September 2003	(b)	**7.07**	**533,237**	7.54	500,000	25 September 2013
	11 August 2004	(c)	**10.0**	**1,000,000**	–	–	31 August 2009
Carl Fry	19 September 2000	(d)	**270.99**	**120,449**	289.00	112,941	19 September 2010
	2 April 2001	(d)	**72.67**	**495,394**	77.50	464,516	2 April 2011
	6 September 2002	(a)	**3.75**	**533,237**	4.00	500,000	6 September 2012
	25 September 2003	(b)	**7.07**	**426,589**	7.54	400,000	25 September 2013
	11 August 2004	(c)	**10.0**	**800,000**	–	–	31 August 2009

(a) Options granted by the Company under the Unapproved Executive Share Option Scheme 2000 or the UK Approved Schedule of such scheme that become exercisable at a rate of 1/36th per month, commencing one year after the date of grant.

(b) Options granted by the Company under the Unapproved Executive Share Option Scheme 2000 or the UK Approved Schedule of such scheme that become exercisable at a rate of 1/36th per month, commencing one month after the date of grant.

(c) Options granted by the Company under the Unapproved Executive Share Option Scheme 2000 that become exercisable at a rate of 1/36th per month, commencing 31 August 2005.

(d) Options that are currently exercisable.

Following the open offer of ordinary shares completed in January 2004 the exercise prices and numbers of shares under share options outstanding at that date were adjusted in accordance with the terms of the option schemes as shown above.

Following the placing of ordinary shares completed in March 2005 the exercise prices and numbers of shares under share options are expected to be adjusted in accordance with the terms of the option schemes.

The market price of the ordinary shares at 31 December 2004 was 14.38 pence and the range during the year was 6.44 pence to 14.88 pence.

Details of awards held by the directors under the long-term incentive plan were as follows:

	Date of Grant	Entry Price £	Exit Price £	Total Potential Cash Value £	Expiry Date	Number of Phantom Awards 31 December 2004	31 December 2003
Director:							
Carl Fry	5 December 2000	1.885	2.89	113,506	5 December 2010	**112,941**	112,941

There have been no changes in the above directors' share interests since the year end.

Directors' responsibilities

United Kingdom company law requires the directors to prepare accounts for each financial year which give a true and fair view of the state of affairs of the Company and Group and of the profit or loss of the Group for that period. In preparing those accounts, the directors are required to:

- select suitable accounting policies and then apply them consistently;
- make judgements and estimates that are reasonable and prudent;
- state whether applicable accounting standards have been followed; and
- prepare the accounts on a going concern basis unless it is inappropriate to presume that the Group will continue in business.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and Group and enable them to ensure that the accounts comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and Group and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Supplier payment policy

The Company's policy is to pay its suppliers on the terms agreed with them. Trade creditor days for the Company for the year ended 31 December 2004 were 32 days (2003 – 26 days).

Share capital

During the year the Company issued 76,719,989 ordinary shares in connection with an open offer, a total of 2,515,000 ordinary shares on the exercise of share options and 255,981 ordinary shares in relation to non-executive directors' remuneration.

Post balance sheet event

In March 2005, the Company issued 23,293,152 ordinary shares via a placing at a price of 15 pence each. The funds raised were approximately £3.4 million net of expenses.

Auditors

A resolution to re-appoint Deloitte & Touche LLP as the Company's auditors will be proposed at the forthcoming annual general meeting.

Masters House
107 Hammersmith Road
London W14 0QH

18 April 2005

By order of the Board
Tony Hunter
Company Secretary

Independent auditors' report

To the members of Redbus Interhouse plc

We have audited the Group accounts of Redbus Interhouse plc for the year ended 31 December 2004 which comprise the Group profit and loss account, the Group balance sheet and Company balance sheet, the Group cash flow statement, the Group statement of total recognised gains and losses and the related notes 1 to 23. These accounts have been prepared under the accounting policies set out therein.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors

As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the Group accounts in accordance with applicable United Kingdom law and accounting standards. Our responsibility is to audit the Group accounts in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the Group accounts give a true and fair view and are properly prepared in accordance with the Companies Act 1985. We also report if, in our opinion, the directors' report is not consistent with the Group accounts, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We read the directors' report and the other information contained in the annual report for the above year as described in the contents section and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group accounts.

Basis of audit opinion

We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the Group accounts and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group accounts are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the Group accounts.

Opinion

In our opinion the Group accounts give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2004 and of the loss of the Group for the year then ended and have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
London

18 April 2005

Group profit and loss account

FOR THE YEAR ENDED 31 DECEMBER 2004

	Notes	2004 £000	2003 £000
Turnover - continuing operations	2	**16,016**	13,741
Cost of sales		**(18,601)**	(18,641)
Exceptional items	3	**(37)**	(329)
Other cost of sales		**(18,564)**	(18,312)
Gross loss		**(2,585)**	(4,900)
Administrative expenses		**(5,791)**	(5,832)
Exceptional items	3	**(1,730)**	(1,178)
Other administrative expenses		**(4,061)**	(4,654)
Operating loss - continuing operations	2	**(8,376)**	(10,732)
EBITDA loss before exceptional items and Nashville expenses		**(1,074)**	(2,825)
Depreciation	10	**(5,365)**	(6,253)
Nashville expenses		**(170)**	(147)
Exceptional items		**(1,767)**	(1,507)
Exceptional profit on disposal of subsidiary	3	**105**	–
Interest receivable and similar income	5	**216**	185
Interest payable and similar charges	6	**(49)**	(18)
Loss on ordinary activities before taxation	7	**(8,104)**	(10,565)
Taxation on loss on ordinary activities	8	**–**	–
Loss for the financial year	17	**(8,104)**	(10,565)
Loss per share:			
Basic and diluted loss per share	9	**(3.5)p**	(6.9)p
Adjusted loss per share	9	**(2.7)p**	(5.9)p

Movements on reserves are set out in note 17.

Group statement of total recognised gains and losses

FOR THE YEAR ENDED 31 DECEMBER 2004

	2004 £000	2003 £000
Loss for the financial year	**(8,104)**	(10,565)
Currency translation differences	**(245)**	309
Total recognised losses for the financial year	**(8,349)**	(10,256)

The accompanying notes are an integral part of these accounts.

Group balance sheet

AT 31 DECEMBER 2004

	Notes	**2004 £000**	2003 £000
Fixed assets			
Tangible assets	10	**11,795**	14,479
Current assets			
Debtors: falling due within one year	12	**5,750**	5,571
Debtors: falling due after more than one year	12	**4,211**	4,275
Cash at bank and in hand	13	**3,391**	2,650
		13,352	12,496
Creditors: amounts falling due within one year	14	**(9,497)**	(7,197)
Net current assets		**3,855**	5,299
Total assets less current liabilities		**15,650**	19,778
Provisions for liabilities and charges	15	**(279)**	(473)
Net assets	2	**15,371**	19,305
Capital and reserves			
Called up share capital	16	**2,329**	1,534
Share premium account	17	**106,269**	102,649
Capital redemption reserve	17	**46**	46
Other reserve	17	**14,306**	14,306
Profit and loss account	17	**(107,579)**	(99,230)
Equity shareholders' funds	18	**15,371**	19,305

The accounts were approved by the Board of Directors on 18 April 2005 and signed on its behalf by:

Carl Fry *Finance Director*

The accompanying notes are an integral part of these accounts.

Company balance sheet

AT 31 DECEMBER 2004

	Notes	**2004 £000**	2003 £000
Fixed assets			
Tangible assets	10	**56**	88
Investments in subsidiary undertakings	11	**4,820**	4,070
		4,876	4,158
Current assets			
Debtors: falling due within one year	12	**141**	336
Debtors: falling due after more than one year	12	**11,538**	15,110
Cash at bank and in hand		**885**	1,490
		12,564	16,936
Creditors: amounts falling due within one year	14	**(1,073)**	(567)
Net current assets		**11,491**	16,369
Total assets less current liabilities		**16,367**	20,527
Provisions for liabilities and charges	15	**(146)**	(273)
Net assets		**16,221**	20,254
Capital and reserves			
Called up share capital	16	**2,329**	1,534
Share premium account	17	**106,269**	102,649
Capital redemption reserve	17	**46**	46
Profit and loss account	17	**(92,423)**	(83,975)
Equity shareholders' funds		**16,221**	20,254

The accounts were approved by the Board of Directors on 18 April 2005 and signed on its behalf by:

Carl Fry *Finance Director*

The accompanying notes are an integral part of these accounts.

Group cash flow statement

FOR THE YEAR ENDED 31 DECEMBER 2004

	Notes	2004 £000	2003 £000
Net cash outflow from operating activities	19a	**(1,017)**	(3,720)
Returns on investments and servicing of finance			
Interest received and similar income		**216**	185
Interest paid and similar charges		**(49)**	(18)
Net cash inflow		**167**	167
Capital expenditure and financial investment			
Purchase of tangible fixed assets		**(2,849)**	(908)
Net cash outflow		**(2,849)**	(908)
Acquisitions and disposals			
Disposal of subsidiary		**105**	–
Net cash inflow		**105**	–
Cash outflow before financing		**(3,594)**	(4,461)
Financing			
Receipts from issue of ordinary shares		**4,415**	145
Capital element of finance lease and hire purchase contract payments		**(3)**	(16)
Net cash inflow		**4,412**	129
Increase/(decrease) in cash in the year	19b	**818**	(4,332)

The accompanying notes are an integral part of these accounts.

1 Accounting policies

Basis of preparation

The accounts have been prepared on a going concern basis under the historical cost convention and in accordance with applicable accounting standards in the United Kingdom.

The following paragraphs describe the principal policies, all of which have been applied consistently throughout the current and preceding year. The accounting policies of some overseas subsidiary undertakings do not conform with UK accounting standards and, where appropriate, adjustments are made on consolidation in order to present the Group accounts on a consistent basis, under UK GAAP.

Basis of consolidation

On 5 April 2000 the Company, then named Horace Small Apparel plc, became the legal parent Company of Redbus Interhouse Limited in a share-for-share transaction. Due to the relative values of the companies, reverse acquisition accounting was adopted as the basis of consolidation. Horace Small Apparel plc has been brought into the consolidation from 5 April 2000 at fair values at that date and the reserves of the Group are based on the pre-combination reserves of Redbus Interhouse Limited.

The Group accounts consolidate the accounts of the Company and its subsidiaries drawn up to 31 December each year. The results of subsidiaries acquired or sold since 5 April 2000 are consolidated for the periods from or to the date on which control passed. Acquisitions since 5 April 2000 are accounted for under the acquisition method.

Turnover

Turnover comprises sales of colocation services, set-up fees in relation to colocation services and fees in respect of ancillary services, excluding sales taxes. Sales of colocation services are recognised evenly on a time basis according to the periods to which invoiced amounts relate. Set-up fees in relation to colocation services are recognised once the service has been completed. Fees in respect of ancillary services are recognised either on a time basis or once the service has been completed depending upon the nature of the service.

Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment.

Depreciation is provided in order to write off assets, other than freehold land, on a straight line basis over thei estimated useful economic lives as follows:

Property	50 years
Plant and equipment	5 years
Computer and office equipment	3 years

Investments

Investments in subsidiary undertakings are stated at cost less provision for impairment.

Leases

Rentals payable in respect of operating leases are charged to the profit and loss account on a straight line basis over the lease term.

Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid or recovered using the tax rates and laws that have been enacted or substantially enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the accounts that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the accounts.

A net deferred tax asset is regarded as recoverable and therefore recognised only when, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

1 Accounting policies (continued)

Taxation (continued)

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

Pensions

The Group operates a defined contribution pension scheme for United Kingdom employees. The assets of the scheme are held separately from those of the Group in an independently administered fund. The amount charged to the profit and loss account is the contribution payable for the year.

Foreign currencies

Foreign currency transactions are converted at the rates of exchange ruling at the dates of the transactions or translated at the year end rate in the case of transactions not then finalised. Exchange differences arising on these transactions are charged in the profit and loss account.

Assets and liabilities of overseas subsidiaries at the year end are translated into sterling at the rates of exchange ruling at that date and the results of overseas subsidiary undertakings are translated into sterling at the average rates of exchange for the year. Translation differences arising as a consequence are taken to reserves and reported in the statement of total recognised gains and losses.

2 Segmental analysis

The Group operates in one business segment and in the geographical segments set out below. Turnover by destination is not materially different to turnover by origin as set out below.

Turnover

	2004 £000	2003 £000
United Kingdom	**7,979**	6,957
Continental Europe	**8,037**	6,784
	16,016	13,741

Operating loss

	2004 Before exceptional items and Nashville expenses £000	**2004 Exceptional items and Nashville expenses £000**	**2004 Total £000**	2003 Before exceptional items and Nashville expenses £000	2003 Exceptional items and Nashville expenses £000	2003 Total £000
United Kingdom	**(4,026)**	**(46)**	**(4,072)**	(3,786)	(97)	(3,883)
Continental Europe	**(2,381)**	**58**	**(2,323)**	(2,803)	(342)	(3,145)
	(6,407)	**12**	**(6,395)**	(6,589)	(439)	(7,028)
Central	**(137)**	**(1,844)**	**(1,981)**	(2,489)	(1,215)	(3,704)
	(6,544)	**(1,832)**	**(8,376)**	(9,078)	(1,654)	(10,732)

2 Segmental analysis (continued)

Operating net assets

	2004 £000	2003 £000
United Kingdom	**3,747**	5,513
Continental Europe	**6,147**	7,354
	9,894	12,867
Central	**2,086**	3,791
Net funds	**3,391**	2,647
Net assets	**15,371**	19,305

Central operating net assets and net funds include, respectively, £1,391,000 (2003 – £2,493,000) and £14,000 (2003 – £4,000) in relation to subsidiaries incorporated in the USA.

3 Exceptional items

	Notes	2004 £000	2003 £000
Included in cost of sales:			
Credit for closure of Madrid facility		–	2
Net cost for closure of Prague facility		–	(128)
Provision for onerous property leases	15	**(37)**	(203)
		(37)	(329)
Included in administrative expenses:			
Settlement of Luxembourg litigation		**(1,586)**	–
Abortive property disposal costs		–	(85)
Provision for redundancy costs	15	**(52)**	(89)
Provision for onerous property leases	15	**(92)**	(188)
Other corporate activity costs		–	(196)
Costs of EGM requisitioned by shareholder		–	(222)
Abortive fund raising costs		–	(398)
		(1,730)	(1,178)
Profit on disposal of subsidiary		**105**	–
Net exceptional expense		**(1,662)**	(1,507)

4 Employees and directors' remuneration

	2004	2003
The monthly average number of employees was made up as follows:	Number	Number
Technical staff	78	75
Sales and marketing	15	14
Administration	23	25
	116	114

	£000	£000
Staff costs, including directors' remuneration during the year comprised:		
Salaries and wages	3,932	3,714
Social security costs	753	689
Other pension costs	70	68
	4,755	4,471
Directors' emoluments comprised:		
Remuneration and other benefits	417	322
Pension contributions	14	14
	431	336
Highest paid director's emoluments comprised:		
Remuneration and other benefits	187	163
Pension contributions	8	8
	195	171

Pension contributions were paid in respect of 2 directors (2003 – 2).

5 Interest receivable and similar income

	2004 £000	2003 £000
Bank interest receivable	216	185

6 Interest payable and similar charges

	2004 £000	2003 £000
Interest on finance leases and hire purchase contracts	–	2
Other	49	16
	49	18

7 Loss on ordinary activities before taxation

	2004 £000	2003 £000
This is stated after charging:		
Depreciation on tangible fixed assets:		
Owned	**5,365**	6,240
Held under finance leases and hire purchase contracts	**–**	13
Hire of office equipment under operating leases	**64**	41
Hire of other assets under operating leases	**5,653**	5,621
Auditors' remuneration for audit services	**45**	43

Amounts payable to the auditors by the Company and its UK subsidiary undertakings in respect of non-audit services were £41,000 (2003 – £298,000). In 2004 this amount principally comprised fees in relation to taxation services. In 2003 this amount principally comprised fees in relation to taxation services, lease disposals, aborted fund raising costs and EGM work. The audit fee payable by the Company was £45,000 (2003 – £42,500).

8 Taxation on loss on ordinary activities

There is no current UK tax charge for the year due to losses incurred in the year. The accumulated tax losses give rise to a potential deferred tax asset of £14,333,000 (2003 – £14,287,000), the decelerated tax allowances give rise to a potential deferred tax asset of £7,516,000 (2003 – £8,125,000), capital losses give rise to a deferred tax asset of £1,233,000 (2003 – £1,233,000) and other timing differences give rise to a deferred tax asset of £174,000 (2003 – £nil) which, for prudence, have not been recognised. The directors expect that the tax losses will be available to be utilised against future taxable profits when they arise. The tax on exceptional items was £nil (2003 – £nil).

	2004 £000	2003 £000
Loss on ordinary activities before taxation	**(8,104)**	(10,565)
Standard tax rate	**30%**	30%
Tax on loss on ordinary activities before taxation	**(2,431)**	(3,170)
Book depreciation in excess of tax depreciation	**801**	205
Expenses not deductible for tax purposes	**504**	354
Taxable foreign exchange gains	**(280)**	891
Overseas tax rate difference	**(104)**	(225)
Other timing differences	**(143)**	–
Tax losses carried forward	**1,653**	1,945
Current tax charge for the year	**–**	–

9 Loss per share

The basic and diluted loss per share is based on the loss for the financial year of £8,104,000 (2003 – £10,565,000) and on the weighted average number of ordinary shares in issue during the year of 230,246,648 (2003 – 152,152,893).

The adjusted loss per share has been calculated to give a clearer presentation of trading performance and is based on the adjusted loss for the financial year of £6,272,000 (2003 – £8,911,000 loss) prior to charging exceptional costs of £1,662,000 (2003 – costs of £1,507,000) and Nashville expenses of £170,000 (2003 – £147,000).

10 Tangible fixed assets

The Group

	Property £000	Plant and equipment £000	Computer and office equipment £000	Total £000
Cost				
At 1 January 2004	4,516	74,429	1,468	80,413
Additions	–	2,617	232	2,849
Currency translation differences	(346)	55	7	(284)
At 31 December 2004	4,170	77,101	1,707	82,978
Depreciation				
At 1 January 2004	2,994	61,781	1,159	65,934
Charge for the year	35	5,123	207	5,365
Currency translation differences	(233)	116	1	(116)
At 31 December 2004	2,796	67,020	1,367	71,183
Net book value				
At 31 December 2004	1,374	10,081	340	11,795
At 31 December 2003	1,522	12,648	309	14,479

Property comprises freehold property of 3.32 acres and leasehold property of 6.39 acres. No depreciation is being provided on land amounting to £701,000 ($1,352,000) (2003 – £759,000 ($1,352,000)) as the Group has an option to acquire the freehold of the leasehold property for a consideration of £78,000 ($150,000) at any time prior to 1 January 2008.

10 Tangible fixed assets (continued)

	The Company
	Computer and office equipment £000
Cost	
At 1 January 2004	358
Additions	31
At 31 December 2004	389
Depreciation	
At 1 January 2004	270
Charge for the year	63
At 31 December 2004	333
Net book value	
At 31 December 2004	56
At 31 December 2003	88

11 Investments in subsidiary undertakings

	The Company £000
Cost	
At 1 January 2004	48,784
Additions	30,000
Capital repa	(2,632)
At 31 December 2004	76,152
Amounts written off	
At 1 January 2004	44,714
Charge to the profit and loss account	26,618
At 31 December 2004	71,332
Net book value	
At 31 December 2004	4,820
At 31 December 2003	4,070

11 Investments in subsidiary undertakings (continued)

The Company's principal subsidiary undertakings are set out as follows:

Company	Nature of business	Country of incorporation	Class of shares and proportion held
Redbus Interhouse (Holdings) Limited*	Holding company	UK	100% ordinary
Redbus Interhouse (UK) Limited*	Internet services	UK	100% ordinary
Redbus Interhouse (France) SA	Internet services	France	100% ordinary
Redbus Interhouse (Germany) GmbH	Internet services	Germany	100% ordinary
Redbus Interhouse (Italy) S.p.A	Internet services	Italy	100% ordinary
Redbus Interhouse (Netherlands) B.V.	Internet services	Holland	100% ordinary
PLC Properties LLC*	Property	USA	100% ordinary

A full list of subsidiary undertakings will be included in the Company's annual return.

* Held directly by Redbus Interhouse plc.

12 Debtors

	The Group		The Company	
	2004 £000	2003 £000	**2004 £000**	2003 £000
Amounts falling due within one year:				
Cash held in escrow account (see note 13)	**15**	973	**–**	–
Trade debtors	**3,659**	2,157	**–**	–
Value added tax recoverable	**137**	167	**–**	–
Other debtors	**100**	86	**–**	1
Prepayments and accrued income	**1,839**	2,188	**141**	335
	5,750	5,571	**141**	336
Amounts falling due after more than one year:				
Cash held in escrow account (see note 13)	**52**	72	**–**	–
Rental and other deposits	**4,159**	4,203	**4,052**	4,050
Amounts owed by subsidiary undertakings	**–**	–	**7,486**	11,060
	4,211	4,275	**11,538**	15,110

13 Cash at bank and in hand

Cash at bank and in hand of £3,391,000 (2003 – £2,650,000) does not include £67,000 ($129,000) (2003 – £1,045,000 ($1,862,188)) held in a restricted deposit account in the U.S.A. pursuant to an escrow agreement entered into with VF Workwear, Inc. ("VF") at the time the Company, then named Horace Small Apparel plc, sold its U.S. subsidiary undertakings to VF. The amount held in escrow relates to potential environmental liabilities at a property in Nashville, U.S.A.

14 Creditors

	The Group		The Company	
	2004 £000	2003 £000	**2004 £000**	2003 £000
Amounts falling due within one year:				
Obligations under finance leases and hire purchase contracts	**–**	3	**–**	–
Trade creditors	**3,261**	2,194	**161**	252
Social security and other taxes	**480**	340	**129**	51
Other creditors	**566**	–	**566**	–
Deferred income	**2,986**	2,471	**–**	–
Accruals	**2,204**	2,189	**217**	264
	9,497	7,197	**1,073**	567

15 Provisions for liabilities and charges

The Group

	Environmental remedial costs £000	Onerous property leases £000	Closure of sites £000	Redundancy costs £000	Total £000
At 1 January 2004	80	278	110	5	473
Charge to the profit and loss account	–	129	–	52	181
Utilised in the year	(3)	(220)	(89)	(53)	(365)
Currency translation differences	(6)	–	(4)	–	(10)
At 31 December 2004	71	187	17	4	279

The environmental remedial costs provision is in respect of any required remediation work on the property retained on the disposal of Horace Small Holdings to VF Workwear, Inc. in the U.S.A., the extent and timing of which cannot be determined. As set out in note 13, an amount equal to £67,000 ($129,000) (2003 – £1,045,000 ($1,862,188)) is held in a restricted deposit account in relation to potential environmental costs. The onerous property leases primarily relate to the Company's former head office and relates to the period to June 2006.

The Company

	Onerous property leases £000	Redundancy costs £000	Total £000
At 1 January 2004	268	5	273
Charge to the profit and loss account	92	(4)	88
Utilised in the year	(214)	(1)	(215)
At 31 December 2004	146	–	146

16 Share capital and long-term incentive awards

(a) Share capital

This comprises ordinary shares as follows:

	Authorised		Allotted, called up and fully paid	
	No. of shares	£000	No. of shares	£000
At 1 January 2004 – ordinary shares of 1 pence each	250,000,000	2,500	153,440,564	1,534
Increase in authorised share capital	100,000,000	1,000	–	–
Shares issued in relation to non-executive directors' remuneration	–	–	255,981	3
Shares issued on exercise of share options	–	–	2,515,000	25
Shares issued under open offer	–	–	76,719,989	767
At 31 December 2004 – ordinary shares of 1 pence each	350,000,000	3,500	232,931,534	2,329

The nominal value of the shares issued during the year was £795,000 and they were issued under an open offer, following the exercise of share options and in relation to non-executive directors remuneration for a total consideration of £4,415,000.

(b) Options

The following options, which include those detailed in the Directors' Report, were outstanding at the year end:

		2004		2003	
Dates of Grant	Note	**Option prices (pence)**	**Number**	Option prices (pence)	Number
7 June 1995 to 8 May 1998	(a)	**16.03 to 38.54**	**376,466**	17.10 to 41.10	353,000
26 May 1999 and 1 October 1999	(b)	**5.79**	**–**	5.79	2,330,000
9 March 2000	(c)	**37.51**	**607,697**	40.00	649,974
19 September 2000 and 5 December 2000	(d)	**176.75 and 270.99**	**426,857**	188.50 and 289.00	445,701
2 April 2001	(d)	**72.67**	**938,388**	77.50	933,364
6 September 2002	(d)	**3.75**	**3,466,038**	4.00	3,250,000
6 September 2002	(e)	**3.75**	**1,599,710**	4.00	1,750,000
25 September 2003	(d)	**7.07**	**1,884,857**	7.54	1,767,375
25 September 2003	(e)	**7.07**	**994,620**	7.54	1,482,625
11 August 2004	(d)	**10.00**	**3,377,800**	–	–
11 August 2004	(e)	**10.00**	**272,200**	–	–
			13,944,633		12,962,039

Notes

(a) Options granted by Horace Small Apparel plc prior to the reverse acquisition by Redbus Interhouse Limited. All are currently exercisable and expire between 7 and 10 years from date of grant.

(b) Options granted by Redbus Interhouse Limited which were rolled over to options over Redbus Interhouse plc shares following the reverse acquisition by Redbus Interhouse Limited in April 2000.

(c) Options granted by Redbus Interhouse Limited which were rolled over to options over Redbus Interhouse plc shares following the reverse acquisition by Redbus Interhouse Limited in April 2000. They vest over a 3 year period, generally commencing on the first anniversary of the date of grant, and expire 10 years from the date of grant.

16 Share capital and long-term incentive awards (continued)

(d) Options granted by the Company under the Unapproved Executive Share Option Scheme 2000.

(e) Options granted under the UK Approved Schedule to the Unapproved Executive Share Option Scheme 2001.

Following the open offer of ordinary shares completed in January 2004 the exercise prices and numbers of shares under share options were adjusted in accordance with the terms of the option schemes as shown above.

Following the placing of ordinary shares completed in March 2005 the exercise prices and numbers of shares under share options are expected to be adjusted in accordance with the terms of the option schemes.

The movement on the number of ordinary shares under option was as follows:

	Number
At 1 January 2004	12,962,039
Granted	3,650,000
Exercised	(2,515,000)
Adjustments following open offer	674,909
Lapsed or relinquished	(827,315)
At 31 December 2004	13,944,633

(c) Long-term incentive awards

The following awards, which include those detailed in the Directors' Report, were outstanding:

					2004		2003
Date of Grant	(£)	Entry Price (£)	Cash Value Expiry Date	**Potential Exit price (£)**	**Number of Phantom Awards**	Potential Exit Price (£)	Number of Phantom Awards
5 December 2000	1.885	2.89	5 December 2010	**113,506**	**112,941**	113,506	112,941
5 December 2000	1.100	1.885	5 December 2010	**189,071**	**240,857**	224,753	286,312

No phantom awards were awarded, or exercised during the year and 32,814 lapsed during the year.

17 Reserves

					The Group
	Share Premium Account £000	Capital Redemption Reserve £000	Other Reserve £000	Profit and Loss Account £000	Total £000
At 1 January 2004	102,649	46	14,306	(99,230)	17,771
Issue of shares on the exercise of share options	120	–	–	–	120
Issue of shares under open offer	3,500	–	–	–	3,500
Loss for the financial year	–	–	–	(8,104)	(8,104)
Currency translation differences	–	–	–	(245)	(245)
At 31 December 2004	106,269	46	14,306	(107,579)	13,042

The other reserve arose on the reverse acquisition of Horace Small Apparel plc by Redbus Interhouse Limited on 5 April 2000 and is a non-distributable reserve.

17 Reserves (continued)

The Company

	Share Premium Account £000	Capital Redemption Reserve £000	Profit and Loss Account £000	Total £000
At 1 January 2004	102,649	46	(83,975)	18,720
Issue of shares on the exercise of share options	120	–	–	120
Issue of shares on under open offer	3,500	–	–	3,500
Loss for the financial year	–	–	(7,513)	(7,513)
Currency translation differences	–	–	(935)	(935)
At 31 December 2004	106,269	46	(92,423)	13,892

Of the Group's loss for the year, a loss of £7,513,000 (2003 – £13,779,000 loss) has been dealt with in the accounts of the Company. By virtue of section 230(4) of the Companies Act 1985, the Company is exempt from presenting a separate profit and loss account.

18 Reconciliation of movement in equity shareholders' funds

The Group

	2004 £000	2003 £000
Loss for the financial year	**(8,104)**	(10,565)
Currency translation differences	**(245)**	309
New shares issued	**4,415**	145
Net reduction in equity shareholders' funds	**(3,934)**	(10,111)
Opening equity shareholders' funds	**19,305**	29,416
Closing equity shareholders' funds	**15,371**	19,305

19 Notes to the group cash flow statement

a) Reconciliation of operating loss to net cash outflow from operating activities

	2004 £000	2003 £000
Operating loss	**(8,376)**	(10,732)
Depreciation	**5,365**	6,253
(Increase)/decrease in debtors	**(115)**	5,488
Increase/(decrease) in creditors and provisions	**2,109**	(4,729)
Net cash outflow from operating activities	**(1,017)**	(3,720)

b) Analysis and reconciliation of net funds

	At 1 January 2004 £000	Cash flow £000	Non-cash changes £000	At 31 December 2004 £000
Cash at bank and in hand	2,650	818	(77)	**3,391**
Obligations under finance leases and hire purchase contracts	(3)	3	–	**–**
Net funds	2,647	821	(77)	**3,391**

	2004 £000	2003 £000
Increase/(decrease) in cash in the year	**818**	(4,332)
Cash outflow from decrease in finance lease and hire purchase contracts	**3**	16
Change in net funds resulting from cash flows	**821**	(4,316)
Currency translation differences	**(77)**	(130)
Movement in net funds in the year	**744**	(4,446)
Net funds at the beginning of the year	**2,647**	7,093
Net funds at the end of the year	**3,391**	2,647

20 Financial instruments

The Financial Review on pages 4 and 5 includes an explanation of the Company's policies in respect of financial instruments. As permitted by applicable accounting standards, short-term debtors and creditors have been excluded from the disclosures. There is no material difference between the book value and the fair value of the Group's financial assets and liabilities.

	Floating rate		Interest free		Total	
	2004 £000	2003 £000	2004 £000	2003 £000	2004 £000	2003 £000
Financial assets						
Sterling	**5,650**	3,971	**240**	240	**5,890**	4,211
Euro	**1,479**	2,404	**159**	152	**1,638**	2,556
US dollar	**89**	1,109	**–**	–	**89**	1,109
Other	**–**	22	**–**	–	**–**	22
	7,218	7,506	**399**	392	**7,617**	7,898

20 Financial instruments (continued)

Interest bearing financial assets comprise cash at bank and in hand, collateralised cash deposits held as security against rental obligations and cash held in a restricted deposit account (see note 13). Financial assets on which no interest is paid are long term deposits. At 31 December 2004 the Company had financial liabilities of £nil (2003 – £3,000) denominated in sterling and at a fixed interest rate relating to obligations under finance leases and hire purchase contracts.

Substantially all monetary assets and liabilities of the Group are denominated in the operating currency of the operating companies in the Group except for sterling operations holding euro and US dollar monetary assets at 31 December 2004 of £35,000 (2003 – £1,571,000) and £8,000 (2003 – £59,000), respectively.

21 Financial and operating lease commitments

Capital commitments at 31 December 2004 that had been contracted for but not provided for in these accounts totalled £663,000 (2003 – £nil).

At 31 December 2004 the Group was committed to making the following annual payments in respect of operating leases relating to land and buildings:

	The Group		The Company	
	2004 £000	2003 £000	**2004 £000**	2003 £000
Leases which expire: after five years	**6,145**	6,049	**261**	260

The Company has guaranteed the obligations of a subsidiary company in relation to payments due under an operating lease relating to land and buildings up to a maximum of £1,061,000 (€1,500,000) (2003 – £1,060,000 (€1,500,000)). The Company has given a performance guarantee in relation to the obligations of a subsidiary company under a contract with a customer. The Company has given a guarantee in the event of the non-performance of a subsidiary company under a contract with a customer with a maximum of £177,000 (€250,000). The Company has undertaken to provide certain subsidiary companies with financial support for the next 12 months in the event that it becomes necessary.

22 Related party transactions

Bo Bendtsen is a director and majority shareholder of UK2 Group Limited. A subsidiary company provided colocation services to a subsidiary of this related party amounting to £157,117 (2003 – £168,105) of which £nil (2003 – £129) remained outstanding at the year end.

23 Post balance sheet events

In March 2005, the Company issued 23,293,152 new ordinary shares via a placing at a price of 15 pence each. The funds raised were approximately £3.4 million net of expenses.

Corporate information

COMPANY SECRETARY	Tony Hunter
REGISTERED ADDRESS	Masters House 107 Hammersmith Road London W14 0QH Tel: 020 7603 1515 Fax: 020 7603 8448
OPERATIONAL HEADQUARTERS	Sovereign House 227 Marsh Wall London E14 9SD Tel: 020 7001 0000 Fax: 020 7001 0001
WEB SITE	www.interhouse.net
COMPANY NUMBER	153088
AUDITORS	Deloitte & Touche LLP London
LEGAL ADVISORS	Ashurst Broadwalk House 5 Appold Street, London EC2A 2HA
REGISTRARS	Capita Registrars The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU Tel: 0870 162 3100
STOCKBROKERS	Teather & Greenwood Limited Beaufort House 15 St Botolph Street London EC3A 7QR

Directors

Oliver Grace*†
(Chairman)

Oliver Grace was appointed a non-executive director in November 2002. He has been a Director of Anderson Group, Inc. since 1986, and its President and Chief Executive Officer since 1997. He also serves on the Board of Directors of ZAO ComCorTV. Oliver has been a Director of Take Two Interactive Software, Inc. since 1997 as well as a Director of Second London American Growth Fund, PLC since 1995. In addition, he is a real estate property owner and manager, Chairman of Grace Development, Inc and a General Partner of The Anglo American Security Fund L.P.

Michael Tobin
(Chief Executive Officer)

Mike Tobin joined the Company in March 2002 as Director of Sales and Marketing and was appointed to the Board in May 2002. He was appointed as Chief Executive Officer in March 2003. He has over 20 years' experience in the IT industry, having held various roles based across Europe. Prior to joining the Company, he was General Manager of ICL Fujitsu's eBusiness operation in Germany, having previously been General Manager of ICL's Outsourcing Division in Denmark. Prior to that he was involved in start-up and turn-around businesses including 10 years in France where he served as General Manager of Goupil Systems and with ICG (International Computer Group) where he was responsible for Business Development.

Carl Fry
(Finance Director)

Carl Fry was appointed Finance Director in July 2000. Carl, a Chartered Accountant, has considerable public company experience within the property and technology sectors. He was Finance Director of Creston plc from 1995 until 2000 and was previously Finance Director from 1989 to 1994 at de Morgan Group plc. His earlier career included positions at OMI International plc and Inchcape plc.

Bo Bendtsen*†

Bo Bendtsen was appointed a non-executive director in June 2002. He is the founder and Executive Chairman of UK-2 Limited, the largest provider of domain name registration services in the UK. UK-2 Limited has been consistently profitable since its establishment. He is also a director of Orient 2.com Limited.

Sergei Riabtsov*†

Sergei Riabtsov was appointed as non-executive director in November 2003. He is Chief Investment Officer of Sputnik Group, a direct investment and asset management business, with which he has worked since 1998. In addition, Sergei serves as a director of Renaissance Insurance, a Russian insurance group, and Glenrock Holdings Limited, a forestry holding company with assets in Russia.

* Member of the Audit Committee
† Member of the Remuneration Committee

Annual general meeting

The Company's annual general meeting will be held at Sovereign House, 227 Marsh Wall, London, E14 9SD on 8 June 2005 at 10.00 am. The Notice of Meeting follows and sets out the business to be transacted. An explanation of each of the resolutions follows below.

Ordinary business

Resolution 1: Adoption of Accounts
This is an ordinary resolution for the adoption of the Directors' Report and Accounts for the financial year ended 31 December 2004 and the Independent Auditors' Report on those accounts.

Resolution 2: Re-appointment of Directors
The Company's Articles of Association require that each director shall retire from office at no later than the third annual general meeting after the general meeting at which he was last appointed or re-appointed and every year a number not exceeding one third of the directors retire from office and, where appropriate, seek re-appointment. This year Michael Tobin retires in this way and resolution 2 is for his re-appointment.

Resolution 3: Re-appointment of Auditors
A resolution will be proposed at the meeting for the re-appointment of Deloitte & Touche LLP and, in accordance with normal practice, to authorise the directors to fix their remuneration.

Resolution 4: Allotment of Relevant Securities
This is an ordinary resolution to authorise the Board to allot relevant securities in terms of Section 80 of the Companies Act 1985, up to an aggregate nominal amount of £854,082.28.

Special business

Resolution 5: Disapplication of Pre-emption Rights
This is a special resolution to empower the directors to disapply the statutory pre-emption rights under section 95 of the Companies Act 1985 in certain circumstances. In particular, the directors would be empowered to issue share capital for cash, other than pro-rata to shareholders, up to an aggregate nominal value of £128,112.34 representing approximately 5% of the Company's share capital currently in issue, up to an aggregate nominal value of £256,224.68 pursuant to the terms of any stock option plan or share option scheme or other plan for employees and/or executive or non-executive directors approved by the Company in General Meeting and up to an aggregate nominal value of £30,000 under the terms of letters of appointment of non-executive directors.

Notice of meeting

Notice is hereby given that the annual general meeting will be held at Sovereign House, 227 Marsh Wall, London, E14 9SD on 8 June 2005 at 10.00 am.

Ordinary business

1. To receive and adopt the Directors' Report and Accounts for the year ended 31 December 2004 and the Independent Auditors' Report on those accounts.

2. To re-appoint Michael Tobin as a director.

3. To re-appoint Deloitte & Touche LLP as auditors and authorise the directors to fix their remuneration.

4. To consider and, if thought fit, to approve the following Ordinary Resolution:

   That the directors be and they are hereby generally and unconditionally authorised, in place of all existing authorities under Section 80 of the Companies Act 1985 (as amended), to exercise all powers of the Company to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £854,082.28, provided that this authority shall expire on 7 June 2010 save that the Company may before such expiry make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the board may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

Special business

5. To consider and, if thought fit, to approve the following Special Resolution:

   That subject to the passing of resolution 4 the directors be and they are hereby generally and unconditionally authorised, pursuant to Section 95 of the Companies Act 1985, to exercise all powers of the Company to allot equity securities (within the meaning of Section 94(2) of the Companies Act 1985), as if Section 89(1) of the Companies Act 1985 did not apply to such allotment, provided that this authority shall:

   (a) expire on 7 June 2010 save that the directors may allot equity securities under this authority after the expiry thereof pursuant to any offer or agreement made by the Company on or before such expiry date pursuant to this authority as if such authority had not expired; and

   (b) be limited to the allotment of equity securities:

   (i) in connection with a rights issue or any other pre-emptive offer concerning equity securities in the Company where it is, in the opinion of the directors, necessary or expedient to allot equity securities otherwise than in accordance with Section 89 of the Companies Act 1985 by reason of the rights attached to any shares or securities of the Company or in relation to fractional entitlements or legal or practical problems under the laws of or the requirements of any recognised regulatory body or stock exchange in any territory; and

   (ii) pursuant to the terms of any stock option plan or share option scheme or other plan for employees and/or executive or non-executive directors approved by the Company in General Meeting, up to an aggregate nominal value of £256,224.68; and

   (iii) pursuant to the terms of the letters of appointment from the Company to its non-executive directors, up to an aggregate nominal value of £30,000; and

   (iv) otherwise than pursuant to sub-paragraphs (i), (ii) and (iii), up to an aggregate nominal value not exceeding £128,112.34.

By Order of the Board — 18 April 2005

Tony Hunter
Company Secretary

Notes:

1. Only holders of ordinary shares are entitled to attend and vote at the annual general meeting. A member entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and, on a poll, to vote instead of him/her. A proxy need not be a member of the Company. A form of proxy is enclosed with this notice and instructions for completion are shown on the form. Forms of proxy need to be deposited with the Company's registrars, Capita Registrars, not less than 48 hours before the start of the annual general meeting. Completion of a form of proxy does not preclude members attending and voting in person at the annual general meeting, should they so wish.

2. The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those shareholders registered in the register of members of the Company as at 10.00 am on 6 June 2005, shall be entitled to attend or vote at the annual general meeting in respect of the number of ordinary shares registered in their name at that time. Changes to entries on the relevant register of securities after 10.00 am on 6 June 2005 shall be disregarded in determining the rights of any person to attend or vote at the annual general meeting.

3. If this meeting is adjourned to a time not more than 48 hours after the specified time applicable to the original meeting, the time referred to in the foregoing note 2 will also apply for the purpose of determining the entitlement of members to attend and vote (and for the purposes of determining the number of votes they may cast) at the adjourned meeting. If, however, the meeting is adjourned for a longer period, then to be so entitled members must be entered on the Company's register of members at a time which is 48 hours before the time fixed for the adjourned meeting or, if the Company gives notice of the adjourned meeting, at the time specified in that notice.

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